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                              April 4, 2023

       Shawn Morris
       Chief Executive Officer
       Privia Health Group, Inc.
       950 N. Glebe Road, Suite 700
       Arlington, Virginia 22203

                                                        Re: Privia Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-40365

       Dear Shawn Morris :

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Key Metrics and Non-GAAP Financial Measures, page 72

   1. In future filings, please revise to reconcile the non-GAAP measures "Care Margin" and
                                                        "Platform Contribution"
to the most comparable GAAP measure, which appears to
                                                        be Gross Profit, even
if it is not presented on the face of the Statements of Operations.
                                                        Please also revise the
similar reconciliation in Exhibit 99.1 to your Form 8-K dated
                                                        February 28, 2023.
 Shawn Morris
Privia Health Group, Inc.
April 4, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong at (202) 551-3684 or Julie Sherman at (202) 551-
3640 with any questions.



                                                         Sincerely,
FirstName LastNameShawn Morris
                                                         Division of
Corporation Finance
Comapany NamePrivia Health Group, Inc.
                                                         Office of Industrial
Applications and
April 4, 2023 Page 2                                     Services
FirstName LastName